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                                  UNITED STATES
                        SECURITIES AND EXCHANGE COMMISSION
                              Washington, D.C. 20549

                                   SCHEDULE 13D

                  Under the Securities and Exchange Act of 1934
                                (Amendment No. 1)*

                         TIS Mortgage Investment Company
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                                 (Name of Issuer)

                              Shares of Common Stock
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                          (Title of Class of Securities)

                                    8725 27 10
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                                  (CUSIP Number)

                Marc C. Krantz , Kohrman Jackson & Krantz P.L.L.,
            1375 East 9th Street, Cleveland, Ohio 44114, 216-736-7204
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             (Name, Address and Telephone Number of Person Authorized
                      to Receive Notices and Communications)

                                  April 17, 1997
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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
                                   SCHEDULE 13D
CUSIP NO. 8725 27 10
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1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     Turkey Vulture Fund XIII, Ltd.
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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) [ ]
                                                                       (b) [ ]
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3    SEC USE ONLY

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4    SOURCE OF FUNDS*
     WC
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5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEMS 2(d) or 2(e)                                                 [ ]
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6    CITIZENSHIP OR PLACE OF ORGANIZATION
     Ohio
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       NUMBER OF         7    SOLE VOTING POWER

        SHARES                793,700
                         ------------------------------------------------------
     BENEFICIALLY        8    SHARED VOTING POWER

       OWNED BY
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         EACH            9    SOLE DISPOSITIVE POWER

      REPORTING               793,700
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        PERSON           10   SHARED DISPOSITIVE POWER

         WITH
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11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     793,700
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12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*[ ]
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13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     9.8%
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14   TYPE OF REPORTING PERSON*
     OO
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
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CUSIP No. 8725 27 10

     This amendment No. 1 to Schedule 13D Statement is filed on behalf of Turkey Vulture Fund XIII, Ltd. (the "Fund"), an Ohio limited liability company, for the purpose of reporting certain correspondence between the Fund and TIS Mortgage Investment Company, a Maryland corporation ("TIS"), and certain acquisitions by the Fund of shares of common stock, $0.001 par value per share, of TIS.

Item 3.   Source and Amount of Funds or Other Consideration.

     The Shares reported herein as having been acquired by the Fund were purchased for the aggregate purchase price of approximately $120,000 with working capital of the Fund.

Item 4.   Purpose of Transaction.

     Reference is hereby made to the letter from the Fund to TIS, dated April 21, 1997, a copy of which is attached hereto as Exhibit 7.1.

Item 5.   Interest in Securities of the Issuer.

     (a) According to the most recently available filing with the Securities and Exchange Commission by TIS, there are 8,105,880 Shares outstanding.

          The Fund beneficially owns 793,700 Shares, or approximately 9.8% of the outstanding Shares. As the sole manager of the Fund, Mr. Osborne may be deemed to beneficially own such Shares.

     (b) Mr. Osborne, as sole manager of the Fund, has sole power to vote, or to direct the voting of, and the sole power to dispose or to direct the disposition of, the Shares owned by the Fund.

     (c) Since the filing of the Original Schedule 13D Statement on April 7, 1997, the Fund purchased 104,000 Shares in the following open market transactions:

                                               Approx. Per Share Price
     Date                Number of Shares      (Excluding Commissions)
  --------------         ----------------      -----------------------
  April 15, 1997              19,800                   $1.13
  April 16, 1997               2,600                   $1.13
  April 17, 1997              81,600                   $1.22

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CUSIP No. 8725 27 10

     (d)  Not Applicable.

     (e)  Not Applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

          Not Applicable.

Item 7.   Material to be Filed as Exhibits.

          Exhibit 7.1 --- Letter from the Turkey Vulture Fund XIII, Ltd. to TIS
                          Mortgage Investment Company


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CUSIP No. 8725 27 10

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: April 21, 1997                   Turkey Vulture Fund XIII, Ltd.


                                        /s/ Richard M. Osborne
                                        ------------------------------
                                        Richard M. Osborne, Manager

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                                   Exhibit Index


Exhibit 7.1 --- Letter from the Turkey Vulture Fund XIII, Ltd. to TIS Mortgage
                Investment Company